Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company” or “Entrée”)
Suite 1201 – 1166 Alberni Street
Vancouver, BC  V6E 3Z3

Item 2.	Date of Material Change

February 15, 2013.

Item 3.	News Release

A News Release dated February 15, 2013 was disseminated via Marketwire’s Canadian and U.S. Timely Disclosure Networks.

Item 4.	Summary of Material Change

On February 15, 2013, the Company announced that it had entered into a financing package with Sandstorm Gold Ltd. (TSX:SSL; NYSE MKT:SAND – “Sandstorm”) for upfront gross proceeds of approximately US$55 million.

The principal component of the financing package is an Equity Participation and Funding Agreement (the “Funding Agreement”) dated February 14, 2013 between the Company and Sandstorm, which provides for a US$40 million upfront deposit (the “Upfront Deposit”) and ongoing payments from Sandstorm.  In return, the Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits, in amounts that are primarily indexed to the Company’s share of gold and silver by-products and, to a lesser extent, copper produced from the Company’s joint venture property in Mongolia.

Under the Funding Agreement, Sandstorm agrees that it will purchase and the Company agrees that it will issue and sell 17,857,142 common shares of the Company at a price of CAD$0.56 per share (the “Private Placement”) pursuant to a Subscription Agreement dated February 14, 2013.  Subsequent to the date of the News Release, the Company received Toronto Stock Exchange and NYSE MKT approval of the Private Placement.  The Private Placement is expected to close on or about March 1, 2013.

On February 15, 2013, the Funding Agreement closed and Sandstorm delivered the Upfront Deposit to the Company.  Sandstorm also concurrently paid US$5 million to the Company’s wholly owned subsidiary M.I.M. (U.S.A.) Inc. (“MIM”) pursuant to a Royalty Agreement dated February 14, 2013 between MIM and Sandstorm.

A copy of the Funding Agreement is available on SEDAR at www.sedar.com.

Item 5.	Full Description of Material Change

5.1  Full Description of Material Change

For a full description of the material change, see Schedule “A” attached hereto.

This Material Change Report contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the amount and timing of anticipated future production, the receipt of payments from the sale of such production, the timing of funding under certain agreements, the closing of the private placement to Sandstorm, Rio Tinto International Holdings Limited’s pre-emptive rights, the purchase and delivery of metal credits to Sandstorm and the payment by Sandstorm for such metal credits, future cash flows, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, Turquoise Hill Resources, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; changes in project parameters and mine plans as they continue to be refined; increases in capital and operating costs; joint venture related risks; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; risks related failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 and the Company’s most recent Management’s Discussion and Analysis filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

5.2  Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Susan McLeod, Vice President, Legal Affairs
604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 25th day of February, 2013.

SCHEDULE “A”

ENTRÉE GOLD SECURES US$55 MILLION FINANCING PACKAGE
FROM SANDSTORM GOLD

Vancouver, B.C., February 15, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") announces that it has entered into a comprehensive financing package with Sandstorm Gold Ltd. (TSX:SSL; NYSE MKT:SAND – “Sandstorm”) for immediate gross proceeds of approximately US$55 million.

The financing package consists of three key components:

•
Equity participation and funding agreement (“Funding Agreement”) that provides for a US$40 million upfront deposit and ongoing payments from Sandstorm. In return, Entrée will use future payments that it receives from its mineral property interests to purchase and deliver metal credits, in amounts that are primarily indexed to Entrée’s share of gold and silver by-products and, to a lesser extent, copper production from the Company’s joint venture property in Mongolia

•	CAD$10 million private placement under which Entrée will issue 17,857,142 shares to Sandstorm at a price of CAD$0.56 per share
•	US$5 million payment for a 0.4% net smelter return (“NSR”) royalty on the Ann Mason and Blue Hill deposits in Nevada.

Transaction Highlights

•	Multi-faceted financing package from a sophisticated investor with long term vision
o	Endorsement of Entrée’s assets
o	Total transaction consideration, indexed to a small portion of Entrée’s assets, unlocks significant value from the Company’s projects
•	Financing package structured to:
o	Limit shareholder dilution
o	Maintain almost full exposure to the dominant copper component of Entrée’s assets
o	Retain substantial majority of proceeds from future precious metal production
o	Retain corporate flexibility needed to maximize shareholder value
•	Provides sufficient funding to allow for the timely advancement of key assets and ongoing activities
o	Sustain Mongolian joint venture and operations
o	Advance and enhance the Ann Mason Project, including Ann Mason and Blue Hill deposits
•	Robust treasury permits Entrée to carefully consider further strategic partnerships and other transactions that would best enhance shareholder value.

Greg Crowe, President and CEO, noted, "This financing package lays a solid foundation upon which Entrée can further advance its core properties.  The nature of this transaction minimizes shareholder dilution while allowing the Company to monetize a portion of its assets.  The upfront cash consideration from the funding and royalty agreements totaling US$45 million, in exchange for a relatively small portion of our future cash flows, provides an independent third party valuation of our current deposits.  Entrée is now in a strong financial position from which it can meet its ongoing commitments in Mongolia and continue to advance the Ann Mason Project in Nevada.

We welcome Sandstorm as an investor through this production based financing and as a shareholder through the equity private placement.  In light of the difficult capital markets environment, a financing package such as this is an effective solution to providing operating capital sufficient for the next two to three years.”

Details of the Agreements

Funding Agreement

On or about February 15, 2013 (the “Funding Date”), Sandstorm will provide a US$40 million deposit to Entrée.  Entrée will then use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm’s metal account.

Since Entrée’s first production payments are expected to come from its joint venture interest in Mongolia, the amount of metal credits that Entrée is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of production from the joint venture property.

Under the Funding Agreement, Entrée will purchase and deliver gold, silver and copper credits equivalent to:

•	25.7% and 33.8% of Entrée’s share of gold and silver by-products produced from the Heruga and Hugo North Extension deposits, respectively; and

•	2.5% of Entrée’s share of copper produced from the Heruga and Hugo North Extension deposits.

In addition to the upfront deposit, Sandstorm will pay to Entrée a purchase price equal to the lesser of the prevailing market price and US$220 per ounce of gold, US$5 per ounce of silver and US$0.50 per pound of copper (subject to inflation adjustments), until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire joint venture property.  Thereafter, the purchase price will increase to the lesser of the prevailing market price or US$500 per ounce of gold, US$10 per ounce of silver and US$1.10 per pound of copper (subject to inflation adjustments).

This arrangement does not require the delivery of actual metal, and Entrée may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Funding Agreement, Entrée has granted to Sandstorm a right of first refusal, subject to certain exceptions, on future production-based funding agreements.  The Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default.  The initial term of the Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

Private Placement

Sandstorm has agreed to purchase 17,857,142 common shares of Entrée (the “Shares”) at a price of C$0.56 per Share (the “Purchase Price”) for gross proceeds of C$9,999,999.52.  The private placement is expected to close on or about March 1, 2013.

Rio Tinto International Holdings Limited (“Rio Tinto”) has 10 business days in which to notify the Company whether it will exercise its pre-emptive rights to acquire from treasury, at the Purchase Price, up to that number of common shares of Entrée that will result in Rio Tinto maintaining its percentage ownership interest in Entrée.

Following the completion of the private placement, and before taking into account any exercise by Rio Tinto of its pre-emptive rights, Sandstorm will own 12.2% of the issued and outstanding shares of Entrée.  The Shares will be subject to a 4-month hold period.  The private placement is subject to Toronto Stock Exchange and NYSE MKT approval.

Sandstorm has agreed that it will vote its Shares as Entrée’s board of directors specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Funding Agreement.

Ann Mason Royalty

Pursuant to a royalty agreement (the “Royalty Agreement”) between Sandstorm and the Company’s wholly owned subsidiary M.I.M. (U.S.A.) Inc., Sandstorm has agreed to purchase a 0.4% NSR royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada.  Consideration for the royalty is US$5 million payable on the Funding Date.

In addition, Entrée has granted to Sandstorm a right of first refusal in the event Entrée wishes to enter into a future royalty or streaming agreement on the Ann Mason Project.

Future Activities

Upon receipt of proceeds from the financing, the Company plans to resume exploration activities on its key assets.

The Company anticipates that the funds from this financing will support operations on the joint venture ground in Mongolia through to first development production, which is expected as early as 2015.  Future work on Entrée’s Shivee West property is still under review.

The Company is also considering how best to advance the Ann Mason deposit towards development, while retaining the flexibility to evaluate various options, including a strategic partnership on the Ann Mason Project.  The Ann Mason Project hosts significant copper resources at both the Ann Mason and Blue Hill deposits.  The property covers just over eight thousand hectares and is located in close proximity to power, water, rail and roadways near Yerington, Nevada.

Several priority targets have been identified for inclusion in future work programs:

•	Possible northern extension to the Ann Mason deposit
•	Blackjack induced polarization anomaly
•	Area between the Ann Mason and Blue Hill deposits
•	Additional drilling to expand the Blue Hill oxide and sulphide deposits.

The Company also expects to initiate key baseline environmental studies, including monitoring well installation, on the Ann Mason Project area in 2013. Other exploration projects elsewhere in the United States and Australia are under evaluation.

Advisors

Entrée’s exclusive financial advisor in relation to the Funding Agreement and Royalty Agreement is TD Securities Inc. (“TD Securities”).  TD Securities has provided a fairness opinion to the board of directors of Entrée that, as of the date of such opinion and based upon and subject to the scope of review, assumptions, limitations, qualifications and other matters described in such opinion, the consideration to be received by Entrée in connection with the Funding Agreement and the Royalty Agreement is fair from a financial point of view, to Entrée.  Fasken Martineau DuMoulin LLP and Borden Ladner Gervais LLP acted as legal and tax counsel for Entrée, respectively, in relation to this transaction.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 12.9% and 10.7% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: info@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the amount and timing of anticipated future production, the receipt of payments from the sale of such production, the timing of funding under the Funding Agreement and the Royalty Agreement, the closing of the private placement to Sandstorm, Rio Tinto’s pre-emptive rights, the purchase and delivery of metal credits to Sandstorm and the payment by Sandstorm for such metal credits, future cash flows, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, Turquoise Hill Resources, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change;; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; changes in project parameters and mine plans as they continue to be refined; increases in capital and operating costs; joint venture related risks; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; risks related failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 and the Company’s most recent Management’s Discussion and Analysis filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.